UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ZIPREALTY, INC.

(Name of Subject Company — Issuer)

HONEYCOMB ACQUISITION, INC.

REALOGY GROUP LLC

(Names of Filing Persons — Offerors)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

98974V107

(CUSIP Number of Class of Securities)

Marilyn J. Wasser

Executive Vice President and

General Counsel

Realogy Group LLC

175 Park Avenue

Madison, NJ 07940

(973) 407-5370

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Barbara L. Becker

Gibson, Dunn & Crutcher LLP

200 Park Avenue

New York, NY 10166

(212) 351-4035

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$166,174,086.15	$21,403.22

*	Estimated solely for purposes of calculating the filing fee. The transaction value was determined by adding (1) 21,832,783 shares of common stock of ZipRealty, Inc. (“ZipRealty”), par value 0.001 per share (the “Shares”), multiplied by the offer price of $6.75 per Share and (ii) 5,095,610 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $6.75 per Share, multiplied by $3.69, which is the offer price of $6.75 per Share minus the weighted average exercise price for such options of $3.06 per Share. The calculation of the transaction value is based on information provided by ZipRealty as of July 14, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.0001288.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,403.22	Filing Party:	Realogy Group LLC and Honeycomb Acquisition, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	July 16, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☒	third party tender offer subject to Rule 14d-l
☐	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 16, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by Honeycomb Acquisition, Inc. (“Purchaser”), a Delaware corporation and a wholly-owned indirect subsidiary of Realogy Group LLC (“Realogy”), to purchase all outstanding shares of common stock, par value $0.001 per share (individually, a “Share” and collectively, the “Shares”), of ZipRealty, Inc. (“ZipRealty”), for $6.75 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 16, 2014 (together with any amendments and supplements thereto, the “Offer to Purchase”), and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to such terms in the Offer to Purchase.

This Amendment No. 2 is being filed to amend and supplement Items 4, 7 and 11 and the Offer to Purchase as reflected below.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and restated as set forth below:

The sentence beginning “Upon the terms and subject to the conditions . . .” in the subsection titled “Acceptance for Payment and Payment” under the section titled “The Offer” of the Offer to Purchase is hereby amended and restated as follows:

“Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), and the satisfaction or waiver of the conditions of the Offer set forth in Section 15 — “Conditions of the Offer,” we will accept for payment and pay for all Shares validly tendered and not properly withdrawn prior to the Expiration Date pursuant to the Offer promptly after the Expiration Date. Subject to the Merger Agreement and in compliance with Rule 14e–1(c) under the Exchange Act, Purchaser expressly reserves the right to delay payment for Shares pending receipt of regulatory or government approvals.”

The sentence beginning “Shares tendered pursuant . . ..” in the subsection titled “Withdrawal Rights” under the section titled “The Offer” of the Offer to Purchase is hereby amended and restated as follows:

“Shares tendered pursuant to the Offer may be withdrawn (i) at any time before the Expiration Date and (ii) if Purchaser has not accepted for payment Shares tendered pursuant to the Offer by September 14, 2014, such Shares may be withdrawn at any time after such date, in each case by complying with the procedures set forth below.”

The sentence beginning “If we extend the period . . .” in the subsection titled “Withdrawal Rights” under the section titled “The Offer” of the Offer to Purchase is hereby amended and restated as follows:

“If we extend the period of time during which the Offer is open and thus are delayed in accepting for payment or paying for Shares, then, without prejudice to our rights under the Offer, the Depositary & Paying Agent may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn, except to the extent that you duly exercise withdrawal rights as described in this Section 4.”

The sentence beginning “Pursuant to the Merger Agreement . . .” in Section 15 of the Offer to Purchase titled “Conditions of the Offer” is hereby amended and restated as follows:

“Notwithstanding any other provisions of the Offer, Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC (including those relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for any Shares pursuant to the Offer, and Purchaser may delay its acceptance for payment of any tendered Shares, if immediately prior to the expiration of the Offer:

(i)	the Minimum Condition is not satisfied;

(ii)	the applicable waiting period under the HSR Act shall not have expired or been terminated;

(iii)	there is a restraining order, preliminary or permanent injunction or other order issued by a court of competent jurisdiction, or any applicable law enacted after the date hereof, restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger;

(iv)	(a) any representations and warranties of ZipRealty set forth in Sections 5.01 (Corporate Existence and Power), 5.02 (Corporate Authorization), 5.05 (Capitalization) and 5.21 (Finders’ Fees) of the Merger Agreement shall not be true and correct in all respects either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), excepting with regards to the representations and warranties set forth in Section 5.05, inaccuracies that, taken as a whole, are de minimis, (b) any representations and warranties set forth in Section 5.22 (Antitakeover Statutes) (disregarding all materiality qualifications contained therein) of the Merger Agreement shall not be true and correct in all material respects either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time) or (c) any other representations and warranties of ZipRealty contained in the Merger Agreement (disregarding all materiality and material adverse effect qualifications contained therein) shall not be true and correct either when made or at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not have, individually or in the aggregate, a ZipRealty Material Adverse Effect (as defined below);

(v)	ZipRealty shall have breached or failed to perform in all material respects its obligations under the Merger Agreement prior to such time, and such breaches or failures remain uncured immediately prior to the expiration of the offer;

(vi)	since the date of the Merger Agreement, there has occurred a ZipRealty Material Adverse Effect;

(vii)	Realogy shall have failed to receive from ZipRealty a certificate, executed by a duly authorized officer thereof as of the Acceptance Time, to the effect that the conditions with respect to representations and warranties, covenants and ZipRealty Material Adverse Effects set forth in clauses (iv), (v) and (vi) above shall not have occurred; or

(viii)	the Merger Agreement shall have been terminated in accordance with its terms.”

Item 7.	Source and Amount of Funds or Other Consideration.

Item 7 of the Schedule TO is hereby amended and restated by amending and restating the sentences beginning “The funds to pay for all shares . . .” in the section titled “Summary Term Sheet” and the subsection titled “Source and Amount of Funds” under the section titled “The Offer” of the Offer to Purchase as follows:

“The funds to pay for all Shares accepted for payment in the Offer and the consideration in connection with the Merger will come from Realogy’s cash on hand.”

Item 11.	Additional Information.

Item 11 of the Schedule TO is hereby amended, supplemented and restated as set forth below:

The subsection titled “Terms of the Offer” under the section titled “The Offer” of the Offer to Purchase is hereby amended by deleting the following disclosure:

“Neither Realogy nor Purchaser takes any responsibility for the accuracy or completeness of any information described herein contained in any Solicitation/Recommendation Statement on Schedule 14D-9 filed by ZipRealty with the SEC, including information concerning ZipRealty, its affiliates, officers or directors or any failure by ZipRealty to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.”

The subsection titled “Acquisition Discussions” under Section 11 of the Offer to Purchase titled “Contacts and Transactions with ZipRealty; Background of the Offer” is hereby amended and supplemented by adding the following after the last sentence thereof:

“On July 25, 2014, Realogy and Purchaser granted ZipRealty a limited waiver under the Merger Agreement to permit ZipRealty to waive certain so-called “don’t ask, don’t waive” provisions in confidentiality agreements that ZipRealty entered into with potential bidders prior to the execution of the Merger Agreement.” Following Realogy and Purchaser’s grant of the limited waiver, ZipRealty sent each of the parties to the confidentiality agreements who remained subject to the confidentiality agreements’ standstill provisions an email affirmatively waiving the “don’t ask, don’t waive” provision, thus permitting those parties to request a waiver of the standstill in order to make a Superior Proposal (as defined in Section 13 — “The Transaction Documents”). Those notices were sent by email on July 25, 2014.

The disclosure beginning “The following summary has been . . .” in the subsection titled “The Merger Agreement” under Section 13 of the Offer to Purchase titled “The Transaction Documents” is hereby amended and restated as follows:

“The following summary has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement. The representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Realogy, Purchaser and ZipRealty and establishing the circumstances under which Realogy and Purchaser have the right not to consummate the Offer, or under which a party may have the right to terminate the Merger Agreement, rather than for the purpose of establishing matters of fact. The representations, warranties and covenants contained in the Merger Agreement (a) were made by the parties thereto as of specific dates; (b) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Merger Agreement (such disclosures include information that has been included in public disclosures, as well as additional non-public information); (c) may have been made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts; and (d) may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors.”

The subsection titled “Litigation” under Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the last sentence thereof:

“On July 25, 2014, a purported class action lawsuit was filed by Maryann Trezoik, on behalf of herself and all similarly situated ZipRealty stockholders, in the Court of Chancery of the State of Delaware, captioned Trezoik v. ZipRealty, Inc. et al., against ZipRealty, Realogy Holdings Corp., Realogy, Purchaser and members of the ZipRealty Board, challenging the Proposed Transaction. The lawsuit claims, among other things, that the members of the ZipRealty Board breached their fiduciary duties by allegedly failing to maximize stockholder value in connection with the Proposed Transaction, by engaging in a sale process that allegedly favored Realogy, by agreeing to allegedly preclusive deal protection measures and by omitting allegedly material information from ZipRealty’s Schedule 14D-9. The lawsuit further claims that ZipRealty, Realogy Holdings Corp., Realogy and Purchaser aided and abetted these alleged breaches of fiduciary duties. The lawsuit seeks, among other things, class certification, a declaration that the defendants have breached their fiduciary duties or aided and abetted such breaches, a declaration that the proposed transaction is unfair, unjust and inequitable, preliminary and permanent injunctions prohibiting the consummation of the proposed transaction at unfair or inequitable prices, rescission or rescissory damages in the event the proposed transaction is consummated, damages resulting from the alleged wrongdoing of the defendants, costs and disbursements and any other relief the Court may deem just and proper.

Realogy and Purchaser believe that this lawsuit is without merit and intend to vigorously defend against the claims against them. There can be no assurances, however, with regard to the outcome of this lawsuit.”

The subsection titled “Antitrust Compliance” under Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” is hereby amended and supplemented by adding the following after the last sentence thereof:

“On July 16, 2014, Realogy filed a Premerger Notification and Report Form under the HSR Act with the Antitrust Division and the FTC in accordance to the terms of the Merger Agreement. Realogy also made a request pursuant to the HSR Act for early termination of the waiting period applicable to the Offer. On July 25, 2014, the FTC granted early termination of the waiting period applicable to the Offer. Accordingly, the HSR Condition has been satisfied.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Honeycomb Acquisition, Inc.

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President and Treasurer

Realogy Group LLC

By:	/s/ Anthony E. Hull
Name:	Anthony E. Hull
Title:	Executive Vice President,
Chief Financial Officer and Treasurer

Date: July 28, 2014

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 16, 2014*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Summary Advertisement as published in the New York Times on July 16, 2014*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)	Joint Press Release issued by Realogy Holdings Corp. and ZipRealty, Inc., dated as of July 15, 2014 (incorporated by reference from Exhibit 99.2 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(a)(5)(B)	Investor Presentation of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.1 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(a)(5)(C)	Investor Script of July 15, 2014 Realogy Investor call (incorporated by reference from Exhibit 99.2 to Realogy Group LLC’s Schedule TO-C filed on July 15, 2014)*

(b)	Not applicable

(d)(1)	Agreement and Plan of Merger, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc. and ZipRealty, Inc. (incorporated by reference from Exhibit 2.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(d)(2)	Tender and Voting Agreement, dated as of July 15, 2014, by and among Realogy Group LLC, Honeycomb Acquisition, Inc., ZipRealty, Inc. and certain stockholders of ZipRealty, Inc. (incorporated by reference from Exhibit 99.1 to Realogy Holdings Corp. and Realogy Group LLC’s Current Report on Form 8-K filed on July 15, 2014)*

(g)	Not applicable

(h)	Not applicable

*	Previously filed.